MANAGEMENT’S DISCUSSION AND ANALYSIS
October 29, 2020

Table of Contents

1.0	Summary of Quarterly Results
2.0	Business Overview
3.0	Business Environment
4.0	Results of Operations
5.0	Risk Management and Financial Risks
6.0	Liquidity and Capital Resources
7.0	Critical Accounting Estimates and Key Judgments
8.0	Recent Accounting Standards and Changes in Accounting Policies
9.0	Outstanding Share Data
10.0	Reader Advisories

1.0         Summary of Quarterly Results

	Three months ended
Quarterly Summary	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31
($ millions, except where indicated)	2020	2020	2020	2019	2019	2019	2019	2018(1)
Production (mboe/day)	258.4	246.5	298.9	311.3	294.8	268.4	285.2	304.3
Throughput (mbbls/day)	300.1	281.3	307.8	203.4	356.4	340.3	333.6	286.9
Gross revenues and Marketing and other(1)	3,379	2,408	4,113	4,921	5,373	5,321	4,610	5,042
Net earnings (loss)	(7,081)	(304)	(1,705)	(2,341)	273	370	328	216
Per share – Basic	(7.05)	(0.31)	(1.71)	(2.34)	0.26	0.36	0.32	0.21
Per share – Diluted	(7.06)	(0.31)	(1.71)	(2.34)	0.25	0.36	0.31	0.16
Cash flow – operating activities	79	(10)	355	866	800	760	545	1,313
Funds from operations(2)	148	18	25	469	1,021	802	959	583
Per share – Basic	0.15	0.02	0.02	0.47	1.02	0.80	0.95	0.58
Per share – Diluted	0.15	0.02	0.02	0.47	1.02	0.80	0.95	0.58
(1)Gross revenues and Marketing and other results reported for 2019 have been recast to reflect a change in reclassification of intersegment sales eliminations and a change in presentation of the Integrated Corridor and Offshore business units. The results for 2018 have not been recast for this change.
(2)Funds from operations is a non-GAAP measure. Refer to Section 10.3 for a reconciliation to the corresponding GAAP measure.
Financial Performance
•Net loss of $7,081 million in the third quarter of 2020 compared to net earnings of $273 million in the third quarter of 2019, with the decrease primarily due to:
•The recognition of an after-tax impairment of $6,709 million, including exploration write-offs, in the Lloydminster Heavy Oil Value Chain, Oil Sands, Western Canada Production and U.S. Refining segments within the Integrated Corridor business and the Atlantic operation within the Offshore business, due to the sustained market impact from the COVID-19 pandemic, which has resulted in declines in forecasted long-term commodity prices, management's decision to reduce capital investment, delayed future development plans, and considered market indicators including the strategic combination with Cenovus Energy Inc;
•Lower earnings from the Lloydminster Heavy Oil Value Chain, Oil Sands, and Atlantic operations due to declines in crude oil benchmarks;
•Lower refining margin in the U.S. Refining operation as a result of the lower crack spread benchmarks; and
•The recognition of insurance recoveries for business interruption and incident costs associated with the Superior Refinery in the third quarter of 2019.
Partially offset by:
•Higher production from the Liwan Gas Project;
•Decrease in blending costs as a result of lower condensate prices; and

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•Lower operating costs as a result of company-wide cost saving initiatives.
•Cash flow – operating activities and funds from operations, which excludes changes in working capital, were $79 million and $148 million, respectively, in the third quarter of 2020 compared to $800 million and $1,021 million, respectively, in the third quarter of 2019, with the decrease primarily attributed to the same factors which impacted earnings with the exception of the impairment charge.
Operational Performance
•Production decreased by 36.4 mboe/day, or 12%, to 258.4 mboe/day in the third quarter of 2020 compared to the third quarter of 2019 primarily due to:
•Continued shut-in of uneconomic production in Western Canada Production operations;
•Continued deliberate ramp down of Cold Heavy Oil Production operations; and
•Completion of maintenance turnaround activities at the Tucker Thermal Project and the SeaRose floating production, storage and offloading (FPSO) vessel during the third quarter of 2020.
Partially offset by:
•Higher production from the Liwan Gas Project.
•Throughput decreased by 56.3 mboe/day, or 16%, to 300.1 mbbls/day in the third quarter of 2020 compared to the third quarter of 2019 primarily due to:
•Optimization of Lima Refinery's operating rates in line with market demand for refined products; and
•The planned turnaround at the Lloydminster Upgrader in the third quarter of 2020.

2.0        Husky Business Overview
Husky Energy Inc. (“Husky” or the “Company”) is a Canadian integrated energy company and is based in Calgary, Alberta. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “HSE” and the Cumulative Redeemable Preferred Shares Series 1, Series 2, Series 3, Series 5 and Series 7 are listed under the symbols “HSE.PR.A”, “HSE.PR.B”, “HSE.PR.C”, “HSE.PR.E” and “HSE.PR.G”, respectively. The Company operates in Canada, the United States and the Asia Pacific region with Integrated Corridor and Offshore business units (as such terms are defined below).
2.1        Corporate Strategy
The Company’s business strategy is to generate returns from a portfolio of projects and investment opportunities across two main businesses: (i) an integrated Canada-U.S. upstream and downstream corridor (“Integrated Corridor”); and (ii) production located offshore the east coast of Canada (“Atlantic”) and offshore China and Indonesia (“Asia Pacific” and with Atlantic, collectively “Offshore”). The Company's priority is to preserve its balance sheet while providing for free cash flow generation and return to shareholders. Husky is continuing to prudently manage its business during the COVID-19 pandemic, with a focus on safe and reliable operations, strong capital discipline with reinforced liquidity, and the implementation of sustainable cost saving measures.
Integrated Corridor
The Company’s business in the Integrated Corridor includes: (i) the Lloydminster Heavy Oil Value Chain; (ii) Oil Sands; (iii) Western Canada Production; (iv) U.S. Refining; and (v) Canadian Refined Products.
The Lloydminster Heavy Oil Value Chain includes the exploration for, and development and production of, heavy crude oil and bitumen, and production of ethanol. Blended heavy crude oil and bitumen are either sold directly to the Canadian market or transported utilizing the Husky Midstream Limited Partnership ("HMLP") pipeline systems to the Keystone pipeline and other pipelines to be sold in the U.S. downstream market. Heavy crude oil can be upgraded at the Company’s Lloydminster upgrading and asphalt refining complex into synthetic crude oil, diesel fuel and asphalt. This business also includes the marketing and transportation of both the Company’s own production and third-party commodity trading volumes of heavy crude oil, synthetic crude oil, asphalt and ancillary products. The sale and transportation of the Company’s production and third-party commodity trading volumes are managed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. The Company is able to capture price differences between the two markets by utilizing infrastructure capacity to deliver production and/or third-party commodity trading volumes from Canada to the U.S. market.
The Oil Sands business includes the exploration for, and development and production of, bitumen within the Sunrise Energy Project. It also includes the marketing and transportation of the Company’s and third-party production of bitumen through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S.

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The Western Canada Production business includes the exploration for, and development and production of, light crude oil, conventional natural gas and natural gas liquids ("NGL") in Western Canada. The Company’s conventional natural gas and NGL production is marketed and transported with other third-party commodity trading volumes through access to capacity on third-party pipelines, export terminals and storage facilities which provides flexibility for market access.
The U.S. Refining business includes the refining of crude oil at the Lima Refinery, the BP-Husky Toledo Refinery and the Superior Refinery in the U.S. Midwest to produce diesel fuel, gasoline, jet fuel, asphalt and other products. The Company also markets its own and third-party volumes of refined petroleum products including gasoline and diesel fuel.
The Canadian Refined Products business includes the marketing of its own and third-party volumes of refined petroleum products, including gasoline and diesel, through petroleum outlets.
Offshore
The Company’s Offshore business includes operations, development and exploration in Asia Pacific and Atlantic. The price received for Asia Pacific production is largely based on long-term contracts and crude oil production from Atlantic is primarily driven by the price of Brent.
2.2        Operations Overview and Q3 Highlights
Integrated Corridor Operations Overview
The Company's Integrated Corridor business is uniquely positioned to capture margin opportunities in volatile market conditions while balancing production and throughput with product demand in the Company's key markets. Third quarter results reflect higher production compared to the second quarter of 2020, as production was deliberately reduced late in the first quarter of 2020 in response to negative market conditions.
Lloydminster Heavy Oil Value Chain
Thermal Developments
The Company has an inventory of five sanctioned 10,000-barrel-per-day Saskatchewan thermal projects. These long-life developments are built with modular, repeatable designs and require low sustaining capital once brought online. Late in the first quarter of 2020, market conditions changed materially due to both the COVID-19 pandemic and falling commodity prices. Given the flexible nature of these projects, the Company is prioritizing free cash flow and has ramped down activity on all future thermal projects. Construction can be ramped up once market conditions become more favorable.
Lloydminster thermal production has been ramped up to full rates late in the third quarter of 2020 following a deliberate ramp down late in the first quarter of 2020 in response to market conditions. A planned turnaround began at the Tucker Thermal Project in September and was completed in mid-October.

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Lloydminster Thermal Bitumen Projects
The following table shows the major projects and their status as at September 30, 2020:

Project Name	Nameplate Capacity (bbls/day)	Expected Project Production Date	Project Status
Spruce Lake Central	10,000	On Production	First oil was achieved on August 26, 2020. Production is ramping up towards design capacity in the fourth quarter of 2020.
Spruce Lake North	10,000	TBD	Central Processing Facility ("CPF") is 81% complete. CPF construction has been placed on hold. Overall project is 69% complete.
Spruce Lake East	10,000	TBD	CPF construction and module fabrication has been suspended. Well pads and drilling are on hold.
Edam Central	10,000	TBD	Project sanctioned, and regulatory approvals have been received. Project is on hold.
Dee Valley 2	10,000	TBD	Project sanctioned, and regulatory approvals have been received. Project is on hold.
Cold Heavy Oil Production
Production will be ramping up following a deliberate ramp down which began late in the first quarter of 2020 in response to market conditions.
Upgrading
The routine maintenance turnaround for the Lloydminster Upgrader was completed in October. During the turnaround, additional projects were completed that increased crude throughput capacity to 81.5 mbbls per day and increased diesel production capacity from 6 mbbls per day to 10 mbbls per day.
Husky Midstream Limited Partnership
Saskatchewan Gathering System Expansion
A multi-year expansion program that will provide transportation of diluent and heavy oil blend for additional thermal plants has been suspended. Construction is complete on the Spruce Lake Central phase of the program.
Hardisty Tanks
Construction is complete on 0.5 mmbbls of incremental storage at the Hardisty Terminal and this new capacity has been put into service. Construction on the remaining 1.0 mmbbls of incremental storage is scheduled for completion by the end of 2020.
Oil Sands
Production at the Sunrise Energy Project is ramping up towards full rates. A planned second quarter turnaround at Plant 1B has been deferred to 2021. Production at Sunrise was negatively impacted by a two-week outage on a third-party pipeline, during the third quarter of 2020, with services restored on September 14, 2020.
Western Canada Production
Production was impacted by the shut-in of uneconomic production late in the first quarter of 2020 in response to market conditions. Due to the current business environment, limited development activity is planned for the balance of 2020; however, activity can be ramped up as conditions allow.

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U.S. Refining
Lima Refinery
Throughput volumes have increased since the first quarter of 2020 and continue to be optimized in line with market conditions.
Superior Refinery
The rebuild is ongoing and the Company anticipates a substantial portion of the investment will be recovered from property damage insurance. The refinery is being rebuilt with the capability to run continuously at the 45,000 barrel-per-day operating capacity. It will be able to produce a full slate of products, including asphalt, gasoline and diesel. The project is scheduled for completion in 2022.
Offshore Operations Overview
Asia Pacific
China
Block 29/26
Construction work continued at Liuhua 29-1, the third deepwater gas field at the Liwan Gas Project. During the quarter, the post mechanical completion control system commissioning was achieved. The project is now complete, with first gas production and sales expected in the fourth quarter of 2020. The Company holds a 75% working interest in this field plus exploration cost recovery volumes. CNOOC Limited holds the remaining 25% working interest.
An amendment to the gas sales agreement for the Liwan 3-1 field was executed in the third quarter of 2020. The amendment is effective from August 1, 2020 until April 30, 2022, and has the effect of increasing the volume of gas the buyer must take or pay during the term, and lowering the effective price of this gas. Upon completion of the term, the original gas sales agreement terms will take effect. Husky anticipates no material impact to its cash flow from the Liwan 3-1 field as a result.

Block 15/33
The Company is progressing commercial development plans following the successful drilling and testing of the XJ34-3-2 exploration well. During the third quarter of 2020, an agreement was signed between the Company and CNOOC Limited to extend the end of the second phase of exploration period of the Petroleum Contract to December 31, 2021. Additional drilling and testing on the shallow water block is expected to commence in 2021.
The Company is the operator of the block with a working interest of 100% during the exploration phase. In the event of a commercial discovery, CNOOC Limited may assume a participating partnership interest of up to 51% during the development phase. Under the Production Sharing Contracts ("PSC"), the corresponding share of exploration costs is to be recovered from production allocated to the Company.
Block 23/07
The Company and CNOOC Limited signed the PSC for Block 23/07 in the Beibu Gulf area of the South China Sea in 2018. The Company entered into the second exploration phase of two years in the first quarter of 2020, and committed to drill one exploration well before November 30, 2021.
The Company is the operator of the block with a working interest of 100% during the exploration phase. In the event of a commercial discovery, CNOOC Limited may assume a participating partnership interest of up to 51% during the development phase. Under the PSC, the corresponding share of exploration costs is to be recovered from production allocated to the Company.
Indonesia
Madura Strait
At the MDA and MBH fields, the Indonesian energy regulator has approved amendments to the Floating Production Unit ("FPU") construction contract to facilitate financing. The contracting consortium is currently finalizing financing to fund construction of the FPU. Pending completion of financing and construction of the vessel, gas sales are expected to begin in 2022. An additional shallow water field, MDK, is scheduled to be developed via a separate platform and tied into the MDA and MBH infrastructure in the 2022/2023 timeframe.
At the stand-alone MAC field development, tendering for engineering, procurement and construction of all required facilities was completed early in the first quarter of 2020. Tendering for the Mobile Offshore Production Unit is in progress and a final investment decision is expected in 2021. If the decision is made to proceed with this development, first production of natural gas would be in the 2022/23 time frame.

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In Indonesia, as a result of economic impacts of the COVID-19 pandemic, the energy regulator has made provisions for certain industrial gas buyers to have their gas purchase price reduced. The result is that the sales price of gas from a portion of the BD field gas production has been reduced, however, the producers are being compensated for reduced revenues by way of lower royalty payments. Husky anticipates no material impact to its cash flow from the BD field as a result.
Atlantic
White Rose Field and Satellite Extensions
In early September, the Company announced a review of the West White Rose Project. Major construction activities on the project were suspended in March due to impacts related to the global COVID-19 pandemic and will remain suspended in 2021. Engineering, preservation and maintenance, and some procurement activities will continue while the project is being reviewed. The project is approximately 60% complete.
Offshore Newfoundland and Labrador, the SeaRose FPSO vessel remained in production at the White Rose field with enhanced screening provisions and physical distancing measures for site workers.
A 14-day planned maintenance turnaround was safely and successfully completed on the SeaRose FPSO during the third quarter of 2020.
Terra Nova Field
The Operator is undertaking activities to safely preserve the Terra Nova FPSO vessel quayside and has deferred the asset life extension project until an economically viable path forward with a safe and reliable return to operations can be determined. Production operations have been suspended on the vessel since December 2019. Husky has a 13% working interest in the Terra Nova oil field.
Actual Production and Throughput
The following table shows actual daily production and throughput for the three and nine months ended September 30, 2020, and 2019.

	Three months ended September 30,		Nine months ended September 30,
Production & Throughput	2020	2019	2020	2019
Canada
Light & medium crude oil (mbbls/day)	21	31	25	22
NGL (mbbls/day)	10	13	11	13
Heavy crude oil & bitumen (mbbls/day)	136	158	139	155
Conventional natural gas (mmcf/day)	253	310	269	297
Canada total (mboe/day)	209	253	219	240
Asia Pacific
NGL (mbbls/day)(1)	12	9	11	10
Conventional natural gas (mmcf/day)(1)	226	193	227	201
Asia Pacific total (mboe/day)	49	42	49	43
Total production (mboe/day)	258	295	268	283
Total throughput (mbbls/day)	300	356	296	343
(1)Includes Husky’s working interest production from the BD Project (40%). Revenues and expenses related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for interim financial statement purposes.
Integrated Corridor
During the three and nine months ended September 30, 2020, the Company took a series of actions to fortify its business in response to challenging global market conditions. The Company commenced the safe and orderly reduction, or shut-in, of production within the Integrated Corridor, to align with the upgrading and refining requirements as throughput was optimized in line with the changing market conditions. With priority placed on value, oil production in Cold Heavy Oil operations remained low and Lloydminster thermal production ramped up to full rates late in the third quarter of 2020.
Throughput for the three months ended September 30, 2020 reflects the planned turnaround at the Lloydminster Upgrader and a decrease at the Lima Refinery due to reduced demand for refined products.
Throughput for the nine months ended September 30, 2020 reflects a reduction early in the second quarter of 2020 and a gradual increase towards the end of the second quarter of 2020, driven by demand for refined products.

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Offshore
During the three months ended September 30, 2020, Offshore production remained consistent primarily due to higher production from the Liwan Gas Project; offset by lower production from the White Rose field due to a maintenance turnaround completed on the SeaRose FPSO, and lower production from the Terra Nova field due to suspended operations.
During the nine months ended September 30, 2020, Offshore production increased primarily due to higher production from the Liwan Gas Project and higher production from the White Rose field, which resumed full production in mid-August 2019. The production increase was partially offset by the lower production from the Terra Nova field due to suspended operations.
Actual Capital Expenditures
The following table shows actual capital expenditures for the three and nine months ended September 30, 2020, and 2019.

Capital Expenditures(1)(2)	Three months ended September 30,		Nine months ended September 30,
($ millions)	2020	2019	2020	2019
Integrated Corridor
Lloydminster Heavy Oil Value Chain	178	205	494	674
Oil Sands	—	7	8	35
Western Canada Production	2	32	44	188
U.S. Refining(3)	95	196	371	527
Canadian Refined Products	1	12	4	63
	276	452	921	1,487
Offshore
Asia Pacific(4)	26	105	114	252
Atlantic	43	275	192	708
	69	380	306	960
Corporate	9	36	49	91
Total	354	868	1,276	2,538
(1)Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period.
(2)Includes capital expenditures used for exploration, development and acquisitions.
(3)Includes Superior Refinery rebuild capital.
(4)Capital expenditures in Asia Pacific exclude amounts related to the Husky-CNOOC Madura Ltd. joint venture, which is accounted for under the equity method for interim financial statement purposes.
Integrated Corridor Operations
Lloydminster Heavy Oil Value Chain
During the first nine months of 2020, $494 million (38%) was invested in the Lloydminster Heavy Oil Value Chain compared to $674 million (27%) in the same period in 2019. Capital expenditures in 2020 related primarily to construction work at the Spruce Lake Central and Spruce Lake North thermal projects, and the turnaround at the Lloydminster Upgrader.
Oil Sands
During the first nine months of 2020, $8 million (1%) was invested in Oil Sands compared to $35 million (1%) in the same period in 2019. Capital expenditures in 2020 related primarily to sustainment activities.
Western Canada Production
During the first nine months of 2020, $44 million (3%) was invested in Western Canada Production compared to $188 million (7%) in the same period in 2019. Capital expenditures in 2020 related primarily to resource play development targeting the Spirit River Formation at Ansell and the Montney Formation at Wembley.
U.S. Refining
During the first nine months of 2020, $371 million (29%) was invested in U.S. Refining compared to $527 million (21%) in the same period in 2019. Capital expenditures in 2020 related primarily to the crude oil flexibility project at the Lima Refinery, which was commissioned during the first quarter of 2020, and the ongoing rebuild of the Superior Refinery.
Canadian Refined Products
During the first nine months of 2020, $4 million (1%) was invested in Canadian Refined Products compared to $63 million (2%) in the same period in 2019. Capital expenditures in 2019 related primarily to a planned turnaround at the Prince George Refinery, which was sold in the fourth quarter of 2019.

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Offshore Operations
Asia Pacific
During the first nine months of 2020, $114 million (9%) was invested in Asia Pacific compared to $252 million (10%) in the same period in 2019. Capital expenditures in 2020 related primarily to the continued development of Liuhua 29-1.
Atlantic
During the first nine months of 2020, $192 million (15%) was invested in Atlantic compared to $708 million (28%) in the same period in 2019. Capital expenditures in 2020 related primarily to the West White Rose Project.
Corporate
During the first nine months of 2020, $49 million (4%) was invested in Corporate compared to $91 million (4%) in the same period in 2019.
Drilling Activity
Integrated Corridor Operations
The following table discloses the number of wells drilled during the three and nine months ended September 30, 2020 and 2019:

	Three months ended September 30,				Nine months ended September 30,
	2020		2019		2020		2019
Wells Drilled (wells)(1)	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Thermal developments	—	—	13	10	51	51	60	57
Non-thermal developments	—	—	7	7	20	20	29	29
Western Canada	—	—	1	1	10	6	17	15
Total	—	—	21	18	81	77	106	101
(1)Excludes service/stratigraphic test wells for evaluation purposes.
Offshore Operations
There was no Offshore drilling activity during the nine months ended September 30, 2020.
2.3        Corporate Guidance
Production and Throughput
The following table shows the current and previously issued production and throughput guidance for 2020.

	Updated Guidance(1)	Previous Guidance(1)
Production & Throughput Guidance	March 12, 2020	December 2, 2019
Upstream production (mboe/day)	275 - 300	295 - 310
Downstream throughput (mbbls/day)	320 - 340	320 - 340
(1)Includes curtailment allowance of 5,000 bbls/day in first half of 2020
On April 20, 2020, the Company announced that Integrated Corridor production was being aligned with upgrading and refining requirements as throughput was optimized in line with the changing market conditions. Further updated production and throughput guidance for 2020 has not been provided.

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Capital
The following table shows the current and previously issued capital guidance for 2020.

Capital Guidance(1)	Updated Guidance	Previous Guidance	Previous Guidance
($ millions)	April 20, 2020	March 12, 2020	December 2, 2019
Integrated Corridor
Upstream	475 - 525	650 - 700	1,275 - 1,350
Downstream(2)	475 - 550	475 - 550	475 - 550
	950 - 1,075	1,125 - 1,250	1,750 - 1,900
Offshore
Asia Pacific(3)	250 - 275	250 - 275	275 - 300
Atlantic	350 - 375	875 - 925	1,075 - 1,150
	600 - 650	1,125 - 1,200	1,350 - 1,450
Corporate	50 - 75	50 - 75	50 - 75
Total	1,600 - 1,800	2,300 - 2,500	3,200 - 3,400
(1)Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period.
(2)Excludes Superior Refinery rebuild capital.
(3)Exclude amounts related to the Husky-CNOOC Madura Ltd. joint venture, which is accounted for under the equity method for interim financial statement purposes.
During the first nine months of 2020, the Company announced a $1.6 billion reduction to the capital expenditure guidance issued on December 2, 2019, in response to market conditions.
2.4        Financial Strategic Plan
During the third quarter of 2020:
•On August 7, 2020, the Company issued $1.25 billion of notes. The notes have a coupon of 3.50% and are due on February 7, 2028. The Company raised the net proceeds of the offering for general corporate purposes, which includes the repayment of Husky’s $500 million unsecured non-revolving term loan credit facility on October 5, 2020;
•The Board of Directors declared a quarterly dividend of $0.0125 per common share, or $13 million, for the second quarter of 2020; the dividends were paid on October 1, 2020 to shareholders of record at the close of business on September 1, 2020; and
•Dividends of $8 million were declared on preferred shares for the third quarter of 2020, and were paid on September 30, 2020 to shareholders of record at the close of business on September 1, 2020.

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3.0        Business Environment
Average Benchmarks

		Three months ended					Nine months ended
		Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Sep. 30	Sept. 30
Average Benchmarks Summary		2020	2020	2020	2019	2019	2020	2019
West Texas Intermediate (“WTI”) crude oil(1)	(US$/bbl)	40.93	27.85	46.17	56.96	56.45	38.32	57.06
Brent crude oil(2)	(US$/bbl)	42.99	29.32	50.26	63.25	61.94	40.85	64.65
Western Canadian Select (“WCS”) at Hardisty(3)	(US$/bbl)	31.84	16.38	25.64	41.13	44.21	24.62	45.32
WCS at Cushing(4)	(US$/bbl)	37.81	23.31	39.55	50.41	51.15	33.56	52.70
Light/heavy crude oil differential for WTI less WCS at Hardisty	(US$/bbl)	9.09	11.47	20.53	15.83	12.24	13.70	11.74
Light/heavy crude oil differential for WTI less WCS at Cushing	(US$/bbl)	3.12	4.54	6.62	6.55	5.30	4.76	4.36
Condensate at Edmonton	($/bbl)	49.99	30.71	61.74	69.98	68.70	47.48	70.20
Synthetic at Edmonton	($/bbl)	51.26	32.26	57.99	74.29	75.12	47.17	75.10
NYMEX natural gas(5)	(US$/mmbtu)	1.98	1.72	1.95	2.50	2.39	1.88	2.73
NOVA Inventory Transfer (“NIT”) natural gas	($/GJ)	2.04	1.81	2.03	2.21	0.99	1.96	1.31
Chicago Regular Unleaded Gasoline	(US$/bbl)	48.37	32.56	50.88	64.39	71.71	44.15	72.27
Chicago Ultra-low Sulphur Diesel	(US$/bbl)	49.02	36.87	60.45	78.09	75.26	48.78	77.96
Chicago 3:2:1 crack spread	(US$/bbl)	7.66	6.15	8.32	12.06	16.44	7.38	17.11
Canadian/U.S. dollar exchange rate	(US$)	0.751	0.722	0.745	0.758	0.757	0.739	0.752
Canadian dollar/Chinese Yuan ("RMB") exchange rate	(RMB)	5.192	5.116	5.198	5.337	5.315	5.169	5.164
Canadian $ Equivalents(6)
WTI crude oil	($/bbl)	54.50	38.57	61.97	75.15	74.57	51.85	75.88
Brent crude oil	($/bbl)	57.24	40.61	67.46	83.44	81.82	55.28	85.97
WCS at Hardisty	($/bbl)	42.40	22.69	34.42	54.26	58.40	33.32	60.27
WCS at Cushing	($/bbl)	50.35	32.29	53.09	66.50	67.57	45.41	70.08
NYMEX natural gas	($/mmbtu)	2.64	2.38	2.62	3.30	3.16	2.54	3.63
Synthetic/WTI differential	($/bbl)	(3.24)	(6.31)	(3.98)	(0.86)	0.55	(4.68)	(0.78)
(1)Calendar month average of settled prices for WTI at Cushing, Oklahoma.
(2)Calendar month average of settled prices for Dated Brent.
(3)WCS is a heavy blended crude oil, comprised of conventional and bitumen crude oils blended with diluent. Quoted prices are indicative of the Index for WCS at Hardisty, Alberta, set in the month prior to delivery.
(4)Quoted prices are indicative of the Index for WCS at Cushing, Oklahoma, set in the month prior to delivery.
(5)Prices quoted are average settlement prices during the period.
(6)Prices quoted are calculated using U.S. dollar benchmark commodity prices and monthly average U.S./Canadian dollar exchange rates.
Crude Oil Benchmarks
Global crude oil benchmarks in the third quarter of 2020 decreased relative to the third quarter of 2019. WTI averaged US$40.93/bbl during the third quarter of 2020, compared to US$56.45/bbl during the third quarter of 2019. Brent averaged US$42.99/bbl during the third quarter of 2020, compared to US$61.94/bbl during the third quarter of 2019. WCS at Hardisty averaged US$31.84/bbl during the third quarter of 2020, compared to US$44.21/bbl during the third quarter of 2019.
The price received by the Company for crude oil production in the Integrated Corridor is primarily driven by the price of WTI, adjusted to Western Canada for location and quality. The price received by the Company for crude oil production from Atlantic and for NGL production from Asia Pacific is primarily driven by the price of Brent. A significant portion of the Company’s crude oil production in the Integrated Corridor is classified as either heavy crude oil or bitumen, which trades at a discount to light crude oil and can be impacted by the geographical market to which it is exported. The Company’s crude oil and NGL production was 76% heavy crude oil and bitumen in the third quarter of 2020 compared to 75% in the third quarter of 2019. The Company upgrades heavy crude oil and bitumen into a sweet synthetic crude oil, the Husky Synthetic Blend ("HSB"), at the Lloydminster Upgrader. The price realized by HSB is primarily driven by the price of WTI and by the supply and demand of sweet synthetic crude oil from Western Canada, which influences the synthetic to WTI differential. The remaining blended heavy crude oil production that the Company does not upgrade or refine at Lloydminster is delivered to either Canadian market or U.S. market through pipeline systems. Therefore, the price received by the Company can be impacted by both Canadian heavy oil pricing and U.S. Gulf Coast heavy oil pricing.

HUSKY ENERGY INC. | Q3 | Management's Discussion and Analysis | 10

The Company’s heavy crude oil and bitumen production is blended with diluent (condensate) to facilitate its transportation through pipelines. Therefore, the price received for a barrel of blended heavy crude oil or bitumen is impacted by the market price for condensate. The price of condensate at Edmonton decreased in the third quarter of 2020 compared to the third quarter of 2019, primarily due to the decrease in crude oil benchmark pricing.
Natural Gas Benchmarks
The price received by the Company for natural gas from Western Canada Production is largely driven by the NIT near-month contract price of natural gas and the location differential (net of transportation costs) between NIT and the market prices in the hubs at the end of the Company's long-haul export pipelines. The price received by the Company for production from Asia Pacific is determined by long-term contracts.
North American natural gas is consumed internally by the Company’s Integrated Corridor operations, helping to mitigate the impact of weak natural gas benchmark prices on results.
Refining Benchmarks
Lloydminster Heavy Oil Value Chain
The Company produces HSB, diesel fuel and asphalt, at the Lloydminster upgrading and asphalt refining complex. The price realized for HSB, diesel fuel and asphalt is primarily driven by the supply and demand of refined products in Western Canada and the U.S. market.
U.S. Refining
The Chicago 3:2:1 crack spread is a key indicator for U.S. Midwest refining margins and reflects refinery gasoline output that is approximately twice the distillate output, and is calculated as the price of two-thirds of a barrel of gasoline plus one-third of a barrel of distillate fuel less one barrel of crude oil. Market crack spreads are based on quoted near-month contracts for WTI and spot prices for gasoline and diesel and do not reflect the actual crude purchase costs or the product configuration of a specific refinery. The Chicago Regular Unleaded Gasoline and the Chicago Ultra-low Sulphur Diesel average benchmark prices are the standard products included in the Chicago 3:2:1 crack spread.
The Chicago 3:2:1 crack spread is a gross margin based on the prices of unblended fuels. The cost of purchasing Renewable Identification Numbers (“RINs”) or physically blending biofuel into a final gasoline or diesel product has not been deducted from the Chicago 3:2:1 gross margin. The market value of gasoline or distillate that has been blended may be lower than the value of unblended petroleum products given the value a buyer of unblended petroleum can gain by generating RINs through blending. The Company sells both blended and unblended fuels with the goal of maximizing margins net of RINs purchases.
The Company’s realized refining margins are affected by the product configuration of its refineries, crude oil feedstock, product slates, transportation costs to benchmark hubs and the time lag between the purchase and delivery of crude oil. The product slates produced at the Lima and BP-Husky Toledo refineries contain approximately 14% of other products that are sold at discounted market prices compared to gasoline and distillate. The Company’s realized refining margins are accounted for on a first in first out (”FIFO”) basis in accordance with International Financial Reporting Standards (“IFRS”).
Foreign Exchange
The majority of the Company’s revenues are received in U.S. dollars from the sale of oil and gas commodities and refined products whose prices are determined by reference to U.S. benchmark prices. The majority of the Company’s non-hydrocarbon related expenditures are denominated in Canadian dollars. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease the revenues received from the sale of oil and gas commodities. Conversely, a decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of oil and gas commodities. In addition, changes in foreign exchange rates impact the translation of U.S. and Asia Pacific operations and U.S. dollar denominated debt. The Canadian dollar averaged US$0.751 in the third quarter of 2020 compared to US$0.757 in the third quarter of 2019.
A portion of the Company’s long-term sales contracts in Asia Pacific are priced in RMB. An increase in the value of the Canadian dollar relative to the RMB will decrease the revenues received in Canadian dollars from the sale of natural gas commodities in the region. The Canadian dollar averaged RMB 5.192 in the third quarter of 2020 compared to RMB 5.315 in the third quarter of 2019.

HUSKY ENERGY INC. | Q3 | Management's Discussion and Analysis | 11

Sensitivity Analysis
The following table is indicative of the impact of changes in certain key variables in the third quarter of 2020 on earnings before income taxes and net earnings on an annualized basis. The table below reflects what the effect would have been on the financial results had the indicated variable increased by the notional amount. The analysis is based on business conditions and production volumes during the third quarter of 2020. Each separate item in the sensitivity analysis shows the approximate effect of an increase in that variable only, holding all other variables constant. While these sensitivities are indicative for the period and magnitude of changes on which they are based, they may not be applicable in other periods, under other economic circumstances or upon greater magnitudes of change.

	2020
	Third Quarter		Effect on Earnings		Effect on
Sensitivity Analysis	Average	Increase	Before Income Taxes(1)		Net Earnings(1)
			($ millions)	($/share)(2)	($ millions)	($/share)(2)
WTI benchmark crude oil price(3)(4)	40.93	US $1.00/bbl	81	0.08	61	0.06
NYMEX benchmark natural gas price(5)	1.98	US $0.20/mmbtu	—	—	—	—
WTI/WCS at Cushing differential	3.12	US $1.00/bbl	(11)	(0.01)	(8)	(0.01)
Canadian asphalt margins	19.63	Cdn $1.00/bbl	13	0.01	10	0.01
Chicago 3:2:1 crack spread	7.66	US $1.00/bbl	109	0.11	84	0.08
Exchange rate (US $ per Cdn $)(3)(6)	0.751	US $0.01	(30)	(0.03)	(22)	(0.02)
(1)Excludes mark-to-market accounting impacts.
(2)Based on 1,005.1 million common shares outstanding as at September 30, 2020.
(3)Does not include gains or losses on inventory.
(4)Includes impacts related to Brent-based production.
(5)Includes impact of natural gas consumption by the Company.
(6)Assumes no foreign exchange gains or losses on U.S. dollar denominated long-term debt and other monetary items, including cash balances.

HUSKY ENERGY INC. | Q3 | Management's Discussion and Analysis | 12

4.0        Results of Operations
4.1        Integrated Corridor
Integrated Corridor Consolidated

Integrated Corridor Earnings Summary	Three months ended September 30,		Nine months ended September 30,
($ millions, except where indicated)	2020	2019	2020	2019
Revenues, net of royalties	3,033	4,921	8,754	14,058
Operating margin(1)	111	706	(226)	2,260
Expenses
Depletion, depreciation, amortization and impairment ("DD&A")	6,661	457	8,084	1,385
Exploration and evaluation	155	22	182	48
Gain on sale of assets	(13)	(3)	(20)	(5)
Other - net	(4)	(183)	(6)	(366)
Share of equity investment loss (income)	14	(4)	32	(22)
Financial items	38	42	115	122
Provisions for (recovery of) income taxes	(1,489)	93	(1,939)	269
Net earnings (loss)	(5,251)	282	(6,674)	829
(1)Operating margin is a non-GAAP measure. Refer to Section 10.3.
Integrated Corridor Financial Highlights

Change in results for the three months ended September 30
Operating margin	Decreased	Decreased primarily due to the lower realized crude oil and refined product pricing and lower refining margins in the Lloydminster Heavy Oil Value Chain and the U.S. Refining segments, as a result of the significant decline in crude oil and refined product prices in the third quarter of 2020.
DD&A	Increased	Increased primarily due to the recognition of a pre-tax impairment charge of $6,262 million in the Lloydminster Heavy Oil Value Chain, Oil Sands, Western Canada Production and U.S. Refining segments due to declines in forecasted commodity prices, reduced capital investment and delayed future development plans.
Exploration and evaluation	Increased	The Company recognized a pre-tax write-down of $150 million related to certain Exploration and Evaluation assets in the Lloydminster Heavy Oil Value Chain. The write-down was primarily due to changes in management’s future development plans resulting from sustained declines in forecasted prices for crude oil.
Other - net income	Decreased	Decreased primarily due to the recognition of insurance recoveries for business interruption and incident costs associated with the Superior Refinery in the third quarter of 2019.
Recovery of income taxes	Increased	Increased primarily due to lower earnings before income taxes in the third quarter of 2020.

HUSKY ENERGY INC. | Q3 | Management's Discussion and Analysis | 13

Change in results for the nine months ended September 30
Operating margin	Decreased	Decreased primarily due to the same factors that impacted the third quarter of 2020.
DD&A	Increased	Increased primarily due to the recognition of a pre-tax impairment charge of $6,848 million in the Lloydminster Heavy Oil Value Chain, Oil Sands, Western Canada Production and U.S. Refining segments due to declines in forecasted commodity prices, reduced capital investment and delayed future development plans.
Exploration and evaluation	Increased	Increased primarily due to the same factors that impacted the third quarter of 2020.
Other - net income	Decreased	Decreased primarily due to the same factors that impacted the third quarter of 2020.
Share of equity investment loss	Increased	Increased primarily due to lower income contributed by the HMLP joint venture, as a result of reduced production volumes.
Recovery of income taxes	Increased	Increased primarily due to the same factors that impacted the third quarter of 2020.

HUSKY ENERGY INC. | Q3 | Management's Discussion and Analysis | 14

Lloydminster Heavy Oil Value Chain

Lloydminster Heavy Oil Value Chain Operating Margin Summary	Three months ended September 30,		Nine months ended September 30,
($ millions, except where indicated)	2020	2019	2020	2019
Gross revenues(1)
Synthetic crude oil and refined products	435	673	1,259	1,784
Blended crude oil(2)	335	599	1,007	1,681
Other revenues(3)	162	234	439	763
	932	1,506	2,705	4,228
Royalties	(36)	(42)	(61)	(123)
Marketing and other(1)	4	5	5	65
Revenue, net of royalties	900	1,469	2,649	4,170
Expenses
Purchases of crude oil and products(1)	454	637	1,313	1,836
Production, operating and transportation expenses(1)	261	302	786	890
Selling, general and administrative expenses	49	44	153	120
Operating margin(4)	136	486	397	1,324
Select operating data:
Total sales volumes (mboe/day)	166.5	186.9	175.4	176.0
Synthetic crude oil and refined products	77.6	92.0	81.0	81.3
Blended crude oil	88.9	94.9	94.4	94.8

Total realized price per unit sold ($/boe)	50.27	74.00	47.14	72.10
Synthetic crude oil and refined products	60.86	79.51	56.68	80.36
Blended crude oil	41.03	68.66	38.95	64.95

Total daily gross production (mboe/day)	115.7	135.5	121.1	135.4
Medium crude oil (mbbls/day)	1.3	1.5	1.5	1.6
Heavy crude oil (mbbls/day)	18.4	31.6	21.8	29.4
Bitumen (mbbls/day)	94.3	99.9	95.9	101.8
Conventional natural gas (mmcf/day)	10.3	14.5	11.4	15.6

Total throughput (mbbls/day)	78.7	103.9	92.8	99.2
Upgrading throughput (mbbls/day)(5)	51.6	75.6	64.8	73.4
Lloydminster Refinery throughput (mbbls/day)(6)	27.1	28.3	28.0	25.8

Unit operating cost ($/boe)(7)(9)	11.28	12.69	10.96	13.08
Unit operating margin ($/boe)(8)(9)	11.03	30.47	12.28	31.11
(1)Results reported for 2019 have been recast to reflect a change in reclassification of intersegment sales eliminations and a change in presentation of the Integrated Corridor and Offshore.
(2)Blended heavy crude oil and bitumen.
(3)Includes revenues from pipeline construction activities, the Lloydminster and Minnedosa Ethanol plants and processing income.
(4)Operating margin is a non-GAAP measure. Refer to Section 10.3.
(5)Throughput includes diluent returned to the field.
(6)Includes all crude oil, feedstock, intermediate feedstock and blend-stocks used in producing sales volumes from the refinery.
(7)Excludes operating costs not directly attributable to the sale of synthetic crude and refined product, and blended crude oil.
(8)Excludes revenue and expenses not directly attributable to sale of synthetic crude and refined product, and blended crude oil.
(9)Per unit cost calculated based on sales volumes.

HUSKY ENERGY INC. | Q3 | Management's Discussion and Analysis | 15

Lloydminster Heavy Oil Value Chain Financial Highlights

Change in results for the three months ended September 30
Synthetic crude oil and refined products revenues	Decreased
Decreased primarily due to lower realized pricing from HSB and asphalt sales, combined with a reduction in sales volumes as a result of the planned turnaround at the Lloydminster Upgrader in the third quarter of 2020.

Blended crude oil revenues	Decreased	Decreased primarily due to lower commodity pricing in the third quarter of 2020.
Other revenues	Decreased	Decreased primarily due to lower marketing revenue from third party light crude oil sales, partially offset by higher construction revenue in the third quarter of 2020.
Purchases of crude oil and products	Decreased	Decreased primarily due to lower blending costs as a result of decline in the condensate prices in the third quarter of 2020 compared to the third quarter of 2019.
Production, operating and transportation expenses	Decreased	Decreased primarily due to cost savings initiatives and reduced operational activity in the third quarter of 2020.

Change in results for the nine months ended September 30
Synthetic crude oil and refined products revenues	Decreased	Decreased primarily due to lower realized pricing from HSB and asphalt sales in the first nine months of 2020.
Blended crude oil revenues	Decreased	Decreased primarily due to the same factors that impacted the third quarter of 2020.
Other revenues	Decreased	Decreased primarily due to lower marketing revenue from third party light crude oil sales, combined with lower construction revenue in the first nine months of 2020.
Royalties	Decreased	Decreased primarily due to lower bitumen and heavy crude oil production, combined with lower realized sales prices in the first nine months of 2020.
Marketing and other	Decreased
Decreased primarily due to limited arbitrage opportunities driven by narrowed price differentials between the Canadian and U.S. markets and forward commodity pricing constantly trending lower than spot prices in the first nine months of 2020.

Purchases of crude oil and products	Decreased	Decreased primarily due to the same factors that impacted the third quarter of 2020.
Production, operating and transportation expenses	Decreased	Decreased primarily due to the same factors that impacted the third quarter of 2020.

HUSKY ENERGY INC. | Q3 | Management's Discussion and Analysis | 16

Lloydminster Heavy Oil Value Chain Operational Highlights

Change in operational performance for the three months ended September 30
Total sales volumes (mboe/day)
Synthetic crude oil and refined products	Decreased	Decreased primarily due to the planned turnaround at the Lloydminster Upgrader in the third quarter of 2020.
Total realized price per unit sold ($/boe)
Synthetic crude oil and refined products	Decreased	Decreased primarily due to the significant decline in commodity price benchmarks and an unfavourable synthetic differential in the third quarter of 2020.
Blended crude oil	Decreased	Decreased primarily due to the significant decline in commodity price benchmarks in the third quarter of 2020.
Unit operating cost ($/bbl)	Decreased	Decreased primarily due to cost savings initiatives and reduced operational activity in the third quarter of 2020.
Unit operating margin ($/bbl)	Decreased	Decreased primarily due to the decline in refined product and crude oil prices.

Change in operational performance for the nine months ended September 30
Total realized price per unit sold ($/boe)
Synthetic crude oil and refined products	Decreased	Decreased primarily due to the same factors that impacted the third quarter of 2020.
Blended crude oil	Decreased	Decreased primarily due to the same factors that impacted the third quarter of 2020.
Unit operating cost ($/bbl)	Decreased	Decreased primarily due to the same factors that impacted the third quarter of 2020.
Unit operating margin ($/bbl)	Decreased	Decreased primarily due to the same factors that impacted the third quarter of 2020.

HUSKY ENERGY INC. | Q3 | Management's Discussion and Analysis | 17

Oil Sands

Oil Sands Operating Margin Summary	Three months ended September 30,		Nine months ended September 30,
($ millions, except where indicated)	2020	2019	2020	2019
Gross revenues(1)	68	182	197	510
Royalties	(1)	(4)	(2)	(10)
Marketing and other	(7)	—	(49)	9
Revenues, net of royalties	60	178	146	509
Expenses
Purchases of crude oil and products(1)	9	73	119	185
Production, operating and transportation expenses	26	33	84	103
Selling, general and administrative expenses	4	7	18	20
Operating margin(2)	21	65	(75)	201
Select operating data:
Total sales volumes (mbbls/day)
Diluted bitumen (mbbls/day)	21.6	34.3	25.5	30.1

Total realized price per unit sold ($/bbl)
Diluted bitumen ($/bbl)	36.73	57.29	27.92	60.83

Total daily gross production (mbbls/day)
Bitumen (mbbls/day)	23.1	26.5	21.0	23.9

Unit operating cost ($/bbl)(3)	13.03	10.41	12.04	12.57
Unit operating margin ($/bbl)(3)	17.48	21.26	(7.71)	23.5
(1)Results reported for 2019 have been recast to reflect a change in reclassification of intersegment sales eliminations and a change in presentation of the Integrated Corridor and Offshore business units.
(2)Operating margin is a non-GAAP measure. Refer to Section 10.3.
(3)Per unit cost calculated based on sales volumes.
Oil Sands Financial Highlights

Change in results for the three months ended September 30
Gross revenues	Decreased	Decreased primarily due to lower average WCS benchmark prices, combined with lower volume of diluted bitumen sales in the third quarter of 2020.
Purchases of crude oil and products	Decreased	Decreased primarily due to the impact of a third-party pipeline outage in September 2020, combined with lower diluent prices and volumes purchased in the third quarter of 2020.

Change in results for the nine months ended September 30
Gross revenues	Decreased	Decreased primarily due to the same factors that impacted the third quarter of 2020.
Marketing and other	Decreased	Decreased primarily due to the limited arbitrage opportunities driven by tightened price differentials between the Canadian and U.S. markets in the first nine months of 2020.
Purchases of crude oil and products	Decreased	Decreased primarily due to the same factors that impacted the third quarter of 2020.

HUSKY ENERGY INC. | Q3 | Management's Discussion and Analysis | 18

Oil Sands Operational Highlights

Change in operational performance for the three months ended September 30
Total sales volumes (mbbls/day)	Decreased	Decreased primarily due to lower diluent sales as a result of a third-party pipeline outage in September 2020 and lower bitumen production from the Sunrise Energy Project.
Total realized price per unit sold ($/bbl)	Decreased	Decreased primarily due to the significant decline in global commodity prices.
Unit operating cost ($/bbl)	Increased	Increased primarily due to the lower sales volumes in the third quarter of 2020.
Unit operating margin ($/bbl)	Decreased	Decreased primarily due to lower average WCS prices and lower sales volumes in the third quarter of 2020.

Change in operational performance for the nine months ended September 30
Total sales volumes (mbbls/day)	Decreased	Decreased primarily due to the same factors that impacted the third quarter of 2020.
Total realized price per unit sold ($/bbl)	Decreased	Decreased primarily due to the same factors that impacted the third quarter of 2020.
Unit operating margin ($/bbl)	Decreased	Decreased primarily due to the same factors that impacted the third quarter of 2020.

HUSKY ENERGY INC. | Q3 | Management's Discussion and Analysis | 19

Western Canada Production

Western Canada Production Operating Margin Summary	Three months ended September 30,		Nine months ended September 30,
($ millions, except where indicated)	2020	2019	2020	2019
Gross revenues(1)	85	112	269	371
Royalties	4	(7)	(6)	(27)
Marketing and other(1)	2	28	5	76
Revenues, net of royalties	91	133	268	420
Expenses
Purchases of crude oil and products(1)	(1)	18	12	32
Production, operating and transportation expenses(1)	56	69	190	233
Selling, general and administrative expenses	16	26	49	77
Operating margin(2)	20	20	17	78
Select operating data:
Total sales volumes (mboe/day)(3)	55.7	70.3	59.6	66.7
Light crude oil (mbbls/day)	5.2	7.9	6.1	7.0
NGL (mbbls/day)	10.0	13.0	10.5	12.7
Conventional natural gas (mmcf/day)	242.9	295.9	257.9	281.6

Total realized price per unit sold ($/boe)	16.29	17.00	15.37	19.47
Light crude oil ($/bbl)	41.47	65.12	39.39	64.88
Conventional natural gas & NGL ($/mcf)	2.28	1.82	2.10	2.36

Unit operating cost ($/boe)	10.93	10.63	11.62	12.70
(1)Results reported for 2019 have been recast to reflect a change in reclassification of intersegment sales eliminations and a change in presentation of the Integrated Corridor and Offshore business units.
(2)Operating margin is a non-GAAP measure. Refer to Section 10.3.
(3)Sales volumes approximate total daily gross production.
Western Canada Production Financial Highlights

Change in results for the three months ended September 30
($ millions)
Gross revenues	Decreased	Decreased primarily due to lower sales volumes and lower realized crude oil and NGL prices in the third quarter of 2020.
Marketing and other	Decreased	Decreased primarily due to reduced margin in natural gas exports as the Canada to U.S. gas price spread weakened.

Change in results for the nine months ended September 30
($ millions)
Gross revenues	Decreased	Decreased primarily due to the same factors that impacted the third quarter of 2020.
Royalties	Decreased	Decreased primarily due to lower realized prices and production volumes.
Marketing and other	Decreased	Decreased primarily due to the same factors that impacted the third quarter of 2020.
Purchases of crude oil and products	Decreased	Decreased primarily due to lower commodity pricing in the first nine months of 2020.
Production, operating and transportation expenses	Decreased	Decreased primarily due to cost saving initiatives and reduced activities in the first nine months of 2020.
Selling, general and administrative expenses	Decreased	Decreased primarily due to cost saving initiatives and reduced activities in the first nine months of 2020.

HUSKY ENERGY INC. | Q3 | Management's Discussion and Analysis | 20

Western Canada Production Operational Highlights

Change in operational performance for the three months ended September 30
($ millions)
Total sales volumes (mboe/day)	Decreased	Decreased primarily due to shut-ins of uneconomic production in response to market conditions.

Change in operational performance for the nine months ended September 30
Total sales volumes (mboe/day)	Decreased	Decreased primarily due to the same factors that impacted the third quarter of 2020.
Total realized price per unit sold ($/boe)	Decreased	Decreased primarily due to the significant decline in commodity benchmarks in the first nine months of 2020.

HUSKY ENERGY INC. | Q3 | Management's Discussion and Analysis | 21

U.S. Refining

U.S. Refining Operating Margin Summary	Three months ended September 30,		Nine months ended September 30,
($ millions, except where indicated)	2020	2019	2020	2019
Gross revenues(1)	1,737	2,743	4,932	7,935
Marketing and other(1)	(7)	—	54	20
Revenues	1,730	2,743	4,986	7,955
Expenses
Purchases of crude oil and products	1,604	2,417	4,918	6,702
Production, operating and transportation expenses(1)	195	197	598	630
Selling, general and administrative expenses	12	13	55	38
Operating margin(2)	(81)	116	(585)	585
Select operating data:
Total throughput (mbbls/day)	221.4	241.1	203.5	235.8
Lima Refinery (mbbls/day)(3)	153.7	174.3	138.4	175.2
BP-Husky Toledo Refinery (mbbls/day)(3)(4)	67.7	66.8	65.1	60.6

Unit refining and marketing margin (US$/bbl crude throughput)(5)	4.64	11.54	1.03	15.17
Refinery inventory (mmbbls)(6)	9.0	8.7	9.0	8.7
(1)Results reported for 2019 have been recast to reflect a change in reclassification of intersegment sales eliminations and a change in presentation of the Integrated Corridor and Offshore business units.
(2)Operating margin is a non-GAAP measure. Refer to Section 10.3.
(3)Includes all crude oil feedstock, intermediate feedstock and blend-stocks used in producing sales volumes from the refinery.
(4)Reported throughput volumes include Husky’s working interest from the BP-Husky Toledo Refinery (50%).
(5)Refining and marketing margin is a non-GAAP measure. Refer to Section 10.3.
(6)Feedstock and refined products are included in refinery inventory.
U.S. Refining Financial Highlights

Change in results for the three months ended September 30
Gross revenues	Decreased	Decreased primarily due to the lower average realized refined product prices combined with lower sales volumes.
Purchases of crude oil and products	Decreased
Decreased primarily due to lower crude oil feedstock costs, partially offset by the recognition of a pre-tax inventory impairment of $45 million on refined and feedstock inventory due to lower commodity prices.

Change in results for the nine months ended September 30
Gross revenues	Decreased	Decreased primarily due to the lower average realized refined product prices combined with lower sales volumes at the Lima Refinery, partially offset by higher sales volumes at the BP-Husky Toledo Refinery.
Marketing and other	Increased	Increased primarily due to a realized gain on refined product futures due to falling commodity prices.
Purchases of crude oil and products	Decreased	Decreased primarily due to the factors that impacted the third quarter of 2020.

HUSKY ENERGY INC. | Q3 | Management's Discussion and Analysis | 22

U.S. Refining Operational Highlights

Change in operational performance for the three months ended September 30
Total throughput (mbbls/day)
Lima Refinery	Decreased	Decreased primarily due to management's decision to reduce refinery operating rates to match reduced product demand.
Unit refining and marketing margin (US$/bbl crude throughput)	Decreased	Decreased primarily due to the tightening of the refining margins and inventory impairment from the significant decline in commodity prices.

Change in operational performance for the nine months ended September 30
Total throughput (mbbls/day)
Lima Refinery	Decreased
Decreased primarily due to the extended ramp-up of the Lima Refinery in the first quarter of 2020 and management's decision to reduce refinery operating rates to match reduced product demand in the first nine months of 2020.

Unit refining and marketing margin (US$/bbl crude throughput)	Decreased	Decreased primarily due to the tightening of the refining margins.

HUSKY ENERGY INC. | Q3 | Management's Discussion and Analysis | 23

Canadian Refined Products

Canadian Refined Products Operating Margin Summary	Three months ended September 30,		Nine months ended September 30,
($ millions, except where indicated)	2020	2019	2020	2019
Gross revenues	393	611	1,107	1,767
Expenses
Purchases of crude oil and products	351	549	1,004	1,562
Production, operating and transportation expenses	17	40	50	125
Selling, general and administrative expenses	10	3	33	8
Operating margin(1)	15	19	20	72
Select operating data:
Fuel sales volume, including wholesale
Fuel sales (millions of litres/day)	7.2	7.5	6.6	7.4
Fuel sales per retail outlet (thousands of litres/day)	13.0	13.5	12.0	12.4
(1)Operating margin is a non-GAAP measure. Refer to Section 10.3.
Canadian Refined Products Financial Highlights

Change in results for the three months ended September 30
Gross revenues	Decreased	Decreased primarily due to the decline in gasoline and diesel prices in the third quarter of 2020 and the sale of the Prince George Refinery in the fourth quarter of 2019.
Purchases of crude oil and products	Decreased	Decreased primarily due to the decline in gasoline and diesel prices in the third quarter of 2020 and the sale of the Prince George Refinery in the fourth quarter of 2019.
Production, operating and transportation expenses	Decreased	Decreased primarily due to cost saving initiatives and the sale of the Prince George Refinery in the fourth quarter of 2019.

Change in results for the nine months ended September 30
Gross revenues	Decreased	Decreased primarily due to the same factors that impacted the third quarter of 2020.
Purchases of crude oil and products	Decreased	Decreased primarily due to the same factors that impacted the third quarter of 2020.
Production, operating and transportation expenses	Decreased	Decreased primarily due to the same factors that impacted the third quarter of 2020.

HUSKY ENERGY INC. | Q3 | Management's Discussion and Analysis | 24

4.2        Offshore
Offshore Consolidated

Offshore Earnings Summary	Three months ended September 30,		Nine months ended September 30,
($ millions, except where indicated)	2020	2019	2020	2019
Revenues, net of royalties	293	371	1,018	1,011
Operating margin(1)	239	267	757	714
Expenses
DD&A	1,952	221	3,146	514
Exploration and evaluation	460	19	484	109
Gain on sale of assets	—	(1)	(1)	(1)
Share of equity investment income	(13)	(15)	(31)	(42)
Financial items	8	9	26	27
Provisions for (recovery of) income taxes	(547)	8	(721)	22
Net earnings (loss)	(1,621)	26	(2,146)	85
(1)Operating margin is a non-GAAP measure. Refer to Section 10.3.
Offshore Financial Highlights

Change in results for the three months ended September 30
($ millions)
Operating margin	Decreased	Decreased primarily due to lower sales volumes combined with lower realized sales prices, partially offset by higher sales volumes from Asia Pacific.
DD&A	Increased

Increased primarily due to the recognition of a pre-tax impairment of $1,798 million in Atlantic operations primarily resulting from declines in forecasted crude oil prices and management's decision to delay capital investment in the West White Rose Project.

Exploration and evaluation	Increased	The Company recognized a pre-tax write-down of $439 million related to certain Exploration and Evaluation assets in the Atlantic operation. The write-down was primarily due to changes in management’s future development plans resulting from sustained declines in forecasted prices for crude oil.
Recovery of income taxes	Increased	Increased primarily due to lower earnings before income taxes in the third quarter of 2020.

Change in results for the nine months ended September 30
DD&A	Increased
Increased primarily due to the recognition of a pre-tax impairment of $2,628 million in Atlantic operations resulting from sustained declines in forecasted crude oil prices and management’s decision to delay capital investment in the West White Rose Project.

Exploration and evaluation	Increased	Increased primarily due to the same factors that impacted the third quarter of 2020.
Recovery of income taxes	Increased	Increased primarily due to the same factors that impacted the third quarter of 2020.

HUSKY ENERGY INC. | Q3 | Management's Discussion and Analysis | 25

Asia Pacific

Asia Pacific Operating Margin Summary	Three months ended September 30,		Nine months ended September 30,
($ millions, except where indicated)	2020	2019	2020	2019
Gross revenues	274	232	865	764
Royalties	(16)	(14)	(48)	(42)
Revenues, net of royalties	258	218	817	722
Expenses
Production, operating and transportation expenses	24	18	56	52
Selling, general and administrative expenses	7	12	27	40
Operating margin(1)	227	188	734	630
Select operating data:
Total sales volume (mboe/day)(2)(3)(4)	49.1	41.5	48.5	43.2
NGL (mbbls/day)(2)(3)	11.5	9.4	10.7	9.7
Conventional natural gas (mmcf/day)(3)(4)	225.6	192.9	227.1	201.0

Total realized price per unit sold ($/boe)	71.40	74.17	75.33	77.87
NGL ($/bbl)	52.69	68.04	49.31	72.83
Conventional natural gas ($/mcf)	12.85	12.66	13.77	13.22

Unit operating cost ($/boe)(5)	6.62	6.39	5.64	6.23
(1)Operating margin is a non-GAAP measure. Refer to Section 10.3.
(2)Sales volumes approximates total daily gross production.
(3)Reported sales volumes include Husky’s working interest production from the Liwan Gas Project (49%).
(4)Reported sales volumes include Husky’s working interest production from the BD Project (40%). Revenues and expenses related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for consolidated financial statement purposes.
(5)Reported operating costs include Husky’s working interest production from the BD Project (40%). Revenues and expenses related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for consolidated financial statement purposes.
Asia Pacific Financial Highlights

Change in results for the three months ended September 30
Gross revenues	Increased	Increased primarily due to higher sales volumes, which was partially offset by lower fixed natural gas contract pricing.

Change in results for the nine months ended September 30
Gross revenues	Increased	Increased primarily due to higher sales volumes, which was partially offset by lower average realized NGL prices.
Asia Pacific Operational Highlights

Change in operational performance for the three months ended September 30
Total sales volume (mboe/day)	Increased	Increased primarily due to higher production from the Liwan Gas Project.
Average sales price realized
NGL ($/bbl)	Decreased	Decreased primarily due to the significant decline in global commodity prices.

Change in operational performance for the nine months ended September 30
Total sales volume (mboe/day)	Increased	Increased primarily due to the same factors that impacted the third quarter of 2020.
Average sales price realized
NGL ($/bbl)	Decreased	Decreased primarily due to the same factors that impacted the third quarter of 2020.

HUSKY ENERGY INC. | Q3 | Management's Discussion and Analysis | 26

Atlantic

Atlantic Operating Margin Summary	Three months ended September 30,		Nine months ended September 30,
($ millions, except where indicated)	2020	2019	2020	2019
Gross revenues	39	167	212	322
Royalties	(4)	(14)	(11)	(33)
Revenues, net of royalties	35	153	201	289
Expenses
Purchases of crude oil and products(1)	(37)	4	(5)	2
Production, operating and transportation expenses	51	68	153	199
Selling, general and administrative expenses	9	2	30	4
Operating margin(2)	12	79	23	84
Select operating data:
Total sales volumes (mbbls/day)
Light crude oil (mbbls/day)	7.3	21.6	16.2	13.8

Total realized price per unit sold ($/bbl)
Light crude oil ($/bbl)	57.20	84.12	47.44	85.45

Total daily gross production (mbbls/day)
Light crude oil (mbbls/day)	14.8	21.1	17.8	13.7

Unit operating cost ($/bbl)(3)	69.96	31.47	31.54	48.73
(1)Results reported for 2019 have been recast to reflect a change in reclassification of intersegment sales eliminations and a change in presentation of the Integrated Corridor and Offshore business units.
(2)Operating margin is a non-GAAP measure. Refer to Section 10.3.
(3)Per unit cost calculated based on sales volumes.
Atlantic Financial Highlights

Change in results for the three months ended September 30
Gross revenues	Decreased	Decreased primarily due to lower sales volumes and lower realized sales pricing in the third quarter of 2020.
Purchases of crude oil and products	Decreased	Decreased primarily due to increase in unsold inventory in the third quarter of 2020.

Change in results for the nine months ended September 30
Gross revenues	Decreased	Decreased primarily due to lower realized sales pricing in the first nine months of 2020, partially offset by higher sales volumes.
Royalties	Decreased	Decreased primarily due to the same factors that impacted gross revenues in the first nine months of 2020.
Production, operating and transportation expenses	Decreased	Decreased primarily due to well intervention scopes completed in the third quarter of 2019, partially offset by turnaround costs on the SeaRose FPSO in the third quarter of 2020.

HUSKY ENERGY INC. | Q3 | Management's Discussion and Analysis | 27

Atlantic Operational Highlights

Change in operational performance for the three months ended September 30
Total sales volumes (mbbl/day)	Decreased	Decreased primarily due to the timing of production sales, combined with lower production in the third quarter of 2020.
Total realized price per unit sold ($/boe)	Decreased	Decreased primarily due to significant decline in crude oil benchmark prices.
Daily gross production (mbbl/day)	Decreased
Decreased primarily due to a 14-day planned maintenance turnaround completed on the SeaRose FPSO in the third quarter of 2020, and lower production from the Terra Nova field, which suspended production in December 2019.

Unit operating cost ($/bbl)	Increased	Increased primarily due to lower sales volumes in the third quarter of 2020, partially offset by lower operating costs in the third quarter of 2020.

Change in operational performance for the nine months ended September 30
Total sales volumes (mbbl/day)	Increased	Increased primarily due to higher production combined with the timing of production sales in the first nine months of 2020.
Total realized price per unit sold ($/boe)	Decreased	Decreased primarily due to the same factors that impacted the third quarter of 2020.
Daily gross production (mbbl/day)	Increased
Increased primarily due to higher production from the White Rose field, which resumed production in mid-August 2019. The increase was partially offset by the same factors that impacted the third quarter of 2020.

Unit operating cost ($/bbl)	Decreased	Decreased primarily due to higher sales volumes and lower operating costs in the first nine months of 2020.

HUSKY ENERGY INC. | Q3 | Management's Discussion and Analysis | 28

4.3        Corporate

Corporate Summary	Three months ended September 30,		Nine months ended September 30,
($ millions) income (expense)	2020	2019	2020	2019
Selling, general and administrative expenses	(73)	(42)	(184)	(170)
Depletion, depreciation and amortization	(23)	(25)	(70)	(77)
Loss on sale of assets	(4)	(1)	(4)	(1)
Other – net	25	22	187	11
Foreign exchange gain (loss)	4	(8)	(18)	24
Finance income	2	24	17	59
Finance expense	(63)	(33)	(140)	(122)
Recovery of (provisions for) income taxes	(77)	28	(58)	333
Net earnings (loss)	(209)	(35)	(270)	57
Third Quarter
The Corporate segment reported a net loss of $209 million in the third quarter of 2020 compared to net loss of $35 million in the third quarter of 2019. Selling, general and administrative expenses increased primarily due to restructuring costs. Finance income decreased by $22 million primarily due to lower cash and cash equivalents balance. Finance expenses increased by $30 million primarily due to increase in the long-term debt balance and lower capitalized interest as a result of reduced capital activity. Recovery of income taxes decreased by $105 million, primarily due to a true-up on a resolved prior year audit of $67 million.
Nine Months
The Corporate segment reported a net loss of $270 million in the first nine months of 2020 compared to net earnings of $57 million in the same period in 2019. Other – net income increased by $176 million, primarily due to the accrual of pre-tax recoveries for the Canadian Emergency Wage Subsidy of $70 million, and a total of realized and unrealized gain of $119 million on the Company's commodity short-term hedging program. Finance income decreased by $42 million primarily due to the same factors that impacted the third quarter of 2020. Recovery of income taxes decreased by $391 million, primarily due to the recognition of tax recoveries in the first nine months of 2019 related to the reduction of the Alberta provincial corporate tax rate that was substantively enacted in the second quarter of 2019.
The net foreign exchange loss for the nine months ended September 30, 2020 increased by $42 million due to the items noted below.

Foreign Exchange Summary	Three months ended September 30,		Nine months ended September 30,
($ millions, except where indicated)	2020	2019	2020	2019
Non-cash working capital	(3)	16	14	(15)
Other foreign exchange	7	(24)	(32)	39
Net foreign exchange gain (loss)	4	(8)	(18)	24
Canadian/U.S. dollar exchange rates:
At beginning of period	US$0.734	US$0.764	US$0.771	US$0.733
At end of period	US$0.751	US$0.755	US$0.751	US$0.755
Included in the other foreign exchange gain (loss) are realized and unrealized gains and losses on working capital and intercompany financing. The foreign exchange gains and losses on these items can vary significantly due to the large volume and timing of transactions through these accounts in the period. The Company manages its exposure to foreign currency fluctuations with the goal of minimizing the impact of foreign exchange gains and losses on the condensed interim consolidated financial statements.

HUSKY ENERGY INC. | Q3 | Management's Discussion and Analysis | 29

Consolidated Income Taxes

Consolidated Income Taxes	Three months ended September 30,		Nine months ended September 30,
($ millions)	2020	2019	2020	2019
Provision for (recovery of) income taxes	(1,959)	73	(2,602)	(42)
Cash income taxes paid (received)	46	(44)	131	34
Third Quarter
Consolidated income taxes were a recovery of $1,959 million in the third quarter of 2020 compared to a provision of $73 million in the third quarter of 2019. The increase in consolidated income taxes recovery was primarily due to a $1,940 million deferred income tax recovery associated with the recognition of pre-tax impairment and exploration asset write-down charges of $8,649 million in the third quarter of 2020.

Nine Months
Consolidated income taxes were a recovery of $2,602 million in the the first nine months of 2020 compared to a recovery of $42 million in the same period in 2019. The increase in consolidated income taxes recovery was primarily due to a $2,303 million deferred income tax recovery associated with the recognition of pre-tax impairment and exploration asset write-down charges of $10,065 million in the first nine months of 2020.
5.0        Risk Management and Financial Risks
5.1        Risk Management
The Company is exposed to market risks and various operational risks. For a detailed discussion of these risks, see the Company’s Annual Information Form dated February 27, 2020. The Company has processes in place designed to identify the principal risks of the business and has put in place what it believes is appropriate mitigation to manage such risks where possible. The Company’s operational, political, environmental, financial, liquidity and contract and credit risks, which were discussed in the Company’s management's discussion and analysis ("MD&A") for the year ended December 31, 2019, have not materially changed since December 31, 2019, except as noted below.
The recent COVID-19 pandemic, and actions taken, and that may be taken, by governmental authorities in response thereto, have resulted and may continue to result in, among other things: increased volatility in financial markets and foreign currency exchange rates; disruptions to global supply chains; adverse effects on the health and safety of the Company’s workforce, or guidelines or restrictions to protect health and safety of such workforces, rendering employees unable to work or travel; temporary operational restrictions; and an overall slowdown in the global economy. In particular, the COVID-19 pandemic has resulted in, and may continue to result in, a reduction in the demand for, and prices of, commodities that are closely linked to the Company’s financial performance, including crude oil, refined petroleum products (such as jet fuel, diesel and gasoline), natural gas and electricity, and also increases the risk that storage for crude oil and refined petroleum products could reach capacity in certain geographic locations in which the Company operates. A prolonged period of decreased demand for, and prices of, these commodities, and any applicable storage constraints, could also result in the Company voluntarily curtailing or shutting in production and a decrease in the Company’s refined product volumes and refinery utilization rates, which could adversely impact the Company’s business, financial condition and results of operations.
The COVID-19 pandemic continues to rapidly evolve and its effect on supply and demand patterns is expected to result in negative impacts on the Company's business, financial condition and results of operations over the near term. To the extent that the COVID-19 pandemic adversely affects the Company’s business, financial condition and results of operations, it may also have the effect of heightening many of the other risks described in the Company’s 2019 Annual Information Form, such as risks relating to: the Company’s ability to maintain its credit ratings; financing ongoing project development costs, including costs associated with the Company’s joint venture arrangements; meeting the Company’s financial obligations; and otherwise complying with the covenants contained in the agreements that govern the Company’s indebtedness.

HUSKY ENERGY INC. | Q3 | Management's Discussion and Analysis | 30

5.2        Financial Risks
The following provides an update on the Company’s commodity price, interest rate and foreign currency risk management.
Commodity Price Risk Management
The Company uses derivative commodity instruments to manage exposure to price volatility on a portion of its crude oil and natural gas production, and uses firm commitments for the purchase or sale of crude oil and natural gas. These contracts meet the definition of a derivative instrument and have been recorded at fair value in accounts receivable, inventory, other assets, accounts payable and accrued liabilities and other long-term liabilities. All derivatives are measured at FVTPL other than non-financial derivative contracts that meet the Company’s own use requirements.
At September 30, 2020, the Company was party to crude oil purchase and sale derivative contracts to mitigate exposure to fluctuations in the benchmark price between the time a sales agreement is entered into and the time inventory is delivered. The Company was also party to third party physical natural gas purchase and sale derivative contracts in order to mitigate commodity price fluctuations. Refer to Note 17 of the condensed interim consolidated financial statements.
During the nine months ended September 30, 2020, the Company continued a commodity short-term hedging program using call options and put options to manage risks related to volatility of commodity prices.

Western Texas Intermediate Crude Oil Call and Put Option Contracts
Type	Transaction	Term	Volume (bbls/day)	Price (US/$bbl)(1)
Call options	Sold	Oct - Dec 2020	33,424	46.85
Put options	Bought	Oct - Dec 2020	73,370	40.27
Put options	Sold	Oct - Dec 2020	47,826	34.52
(1)Prices reported are the weighted average prices for the period.
Foreign Exchange Risk Management
At September 30, 2020, $3.2 billion or 50% of the Company’s outstanding long-term debt was denominated in U.S. dollars. The U.S. denominated long-term debt, including amounts due within one year, is exposed to changes in the Canadian/U.S. exchange rate. As at September 30, 2020, $3.2 billion of the Company’s total outstanding long-term debt has been designated as a hedge of the Company’s net investment in selected foreign operations with a U.S. dollar functional currency.
For the three and nine months ended September 30, 2020, the Company incurred an unrealized gain of $61 million and loss of $75 million, respectively, arising from the translation of the debt, net of tax of $9 million and net of tax recovery of $10 million, respectively, which was recorded in hedge of net investment within other comprehensive income (loss).
Interest Rate Risk Management
The Company is exposed to fluctuations in short-term interest rates as the Company maintains a portion of its debt capacity in revolving and floating rate bank facilities and invests surplus cash in short-term debt instruments and money market instruments. The Company is also exposed to interest rate risk when fixed rate debt instruments are maturing and require refinancing or when new debt capital needs to be raised.
By maintaining a mix of both fixed and floating rate debt, the Company mitigates some of its exposure to interest rate changes. The optimal mix maintained will depend on market conditions. The Company may also enter into interest rate swaps as an additional means of managing current and future interest rate risk.
Credit and Contract Risk Management
Credit and contract risk represent the financial loss that the Company would suffer if a counterparty in a transaction fails to meet its obligations in accordance with the agreed terms. The Company actively manages its exposure to credit and contract execution risk from both a customer and a supplier perspective. The Company’s accounts receivables are broad based with customers in the energy industry and midstream and end user segments and are subject to normal industry risks. The Company’s policy to mitigate credit risk includes granting credit limits consistent with the financial strength of the counterparties and customers, requiring financial assurances as deemed necessary, reducing the amount and duration of credit exposures and close monitoring of all accounts. The Company is closely monitoring counterparty and customer risk in the current economic climate. At September 30, 2020 the Company’s accounts receivable balance was 98% current or less than 31 days past due.

HUSKY ENERGY INC. | Q3 | Management's Discussion and Analysis | 31

6.0            Liquidity and Capital Resources
6.1    Sources of Liquidity
Liquidity describes a company’s ability to access cash. Sources of liquidity include cash and cash equivalents on hand, funds from operations, proceeds from the issuance of equity, proceeds from the issuance of short and long-term debt, availability of short and long-term credit facilities and proceeds from asset sales. Since the Company operates in the upstream oil and gas industry, it requires significant cash to fund capital programs necessary to maintain or increase production, develop reserves, acquire strategic oil and gas assets and repay maturing debt.
During times of low oil and gas prices, a portion of capital programs can generally be deferred. However, due to the long cycle times and the importance to future cash flow in maintaining the Company’s production, it may be necessary to utilize alternative sources of capital to continue the Company’s strategic investment plan during periods of low commodity prices. As a result, the Company frequently evaluates the options available with respect to sources of short and long-term capital resources. The Company believes that it has sufficient liquidity to sustain its operations, fund capital programs and meet non-cancellable contractual obligations and commitments in the short and long-term principally by cash generated from operating activities, cash on hand, the issuance of equity, the issuance of debt, borrowings under committed and uncommitted credit facilities and cash proceeds from asset sales. The Company is continually examining its options with respect to sources of long and short-term capital resources to ensure it retains financial flexibility.
At September 30, 2020, the Company had the following available revolving credit facilities:

Revolving Credit Facilities
($ millions)	Available	Unused
Operating facilities(1)	975	516
Syndicated credit facilities	4,000	4,000
Total	4,975	4,516
(1)Consists of demand credit facilities.
At September 30, 2020, the Company had $4,516 million of unused credit facilities of which $4,000 million are long-term committed credit facilities and $516 million are short-term uncommitted credit facilities. A total of $459 million short-term uncommitted borrowing revolving credit facilities were used in support of outstanding letters of credit and $nil of long-term committed revolving credit facilities were used in support of commercial paper. At September 30, 2020, the Company had no direct borrowings against the short-term uncommitted credit facilities. At September 30, 2020, the Company had no direct borrowings outstanding under either of its $2.0 billion committed facilities expiring June 19, 2022 and March 9, 2024, respectively. The Company’s ability to renew existing bank credit facilities and raise new debt is dependent upon maintaining an investment grade credit rating and the condition of capital and credit markets. Credit ratings may be affected by the Company’s level of debt, from time to time.
The Company’s share capital is not subject to external restrictions. The Company's leverage covenant under its credit facilities is a debt to capital ratio and calculated as total debt (long-term debt including long-term debt due within one year and short-term debt) and certain adjusting items specified in the credit agreements divided by total debt, shareholders’ equity and certain adjusting items specified in the credit agreements. This covenant is used to assess the Company's financial strength. If the Company does not comply with this financial covenant under its credit facilities, there is risk that repayment could be accelerated. The Company was in compliance with this financial covenant at September 30, 2020, and assessed the risk of non-compliance to be low.
Working capital is the amount by which current assets exceed current liabilities. At September 30, 2020, working capital was $320 million compared to working capital of $302 million at December 31, 2019.
Sunrise Oil Sands Partnership has an unsecured demand credit facility of $10 million available for general purposes. The Company’s proportionate share is $5 million. There were no amounts drawn on this demand credit facility at September 30, 2020.
On March 3, 2020, the Company filed a universal short form base shelf prospectus (the "2020 U.S. Shelf Prospectus”) with the Alberta Securities Commission. On March 4, 2020, the Company’s related U.S. registration statement filed with the SEC containing the 2020 U.S. Shelf Prospectus became effective which enables the Company to offer up to US$3.0 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units of the Company in the U.S. up to and including April 4, 2022. During the 25-month period that the 2020 U.S. Shelf Prospectus and the related U.S registration statement are effective, securities may be offered in amounts, at prices and on terms set forth in a prospectus supplement.
On March 12, 2020, the Company repaid the maturing 5.00% notes. The principal paid to note holders was $400 million.

HUSKY ENERGY INC. | Q3 | Management's Discussion and Analysis | 32

On April 7, 2020, the Company entered into a $500 million unsecured non-revolving term credit facility that matures on April 7, 2022. Interest payable is based on pricing referenced to CAD Bankers’ Acceptance or CAD Prime Rates.
On June 17, 2020, DBRS Morningstar downgraded Husky’s Issuer Rating and Senior Unsecured Notes and Debentures rating to BBB(high) from A(low), its Commercial Paper rating to R-2(high) from R-1(low) and its Preferred Shares -Cumulative rating to Pfd-3(high) from Pfd-2(low). All trends are Negative. With this action, DBRS Morningstar removed the ratings from Under Review with Negative Implications which were placed on March 26, 2020 in response to the extreme price declines and heightened volatility in crude oil markets largely caused by the rapid spread of the COVID-19 pandemic and the concurrent crude oil-price war between the Organization of the Petroleum Exploration Countries, led by Saudi Arabia, and Russia.
On June 30, 2020, S&P Global Ratings affirmed all of its ratings on Husky, including its ‘BBB’ issuer credit and senior unsecured debt ratings. At the same time, they also affirmed the P-3(High) rating on the Company’s preferred shares. All trends remained negative.
On August 11, 2020 Moody's affirmed its Baa2 stable issuer credit rating on Husky.
On August 7, 2020, the Company issued $1.25 billion of notes. The notes have a coupon of 3.50% and are due on February 7, 2028. Proceeds were for general corporate purposes, which includes the repayment of Husky’s $500 million unsecured non-revolving term loan credit facility that is due on October 5, 2020.
At September 30, 2020, the Company had unused capacity of $1.8 billion under the Company’s Canadian universal short form base shelf prospectus which expires on June 1, 2021, and US$3.0 billion under the 2020 U.S. Shelf Prospectus and related U.S. registration statement which expires on April 4, 2022.
6.2        Capital Structure

Capital Structure	September 30, 2020
($ millions)	Outstanding
Total debt(1)	6,402
Shareholders' equity	8,217
(1)    Total debt is a non-GAAP measure. Refer to Section 10.3 for a reconciliation to the corresponding GAAP measure.
The Company considers its capital structure to include shareholders’ equity and debt which totalled $14.6 billion as at September 30, 2020 (December 31, 2019 – $22.8 billion). To maintain or adjust the capital structure, the Company may, from time to time, issue shares, raise debt and/or adjust its capital spending to manage its current and projected debt levels.
The Company monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of a debt to capital ratio and a debt to trailing funds from operations ratio (refer to Section 10.3). The debt to capital ratio is reviewed to ensure compliance with a leverage covenant in the Company’s credit facilities that limits debt to capital (subject to specific definitions in the credit agreements) to 65% or less. The Company was in compliance with this covenant at September 30, 2020 and considers the risk of non-compliance to be low. At September 30, 2020, the debt to trailing funds from operations ratio was 9.7 times (December 31, 2019 – 1.7 times). The increase in the Company’s debt to trailing funds from operations ratio reflects the impact of the sharp decline in the global economic environment from COVID-19 and falling commodity prices which resulted in significantly lower funds from operations. The Company has taken measures to strengthen its financial position and navigate through this commodity down cycle by, among other things, reducing the 2020 budgeted capital and operating spending, and reducing the quarterly common share dividend. The Company targets a debt to funds from operations ratio of less than 2.0 times over the longer-term.
To facilitate the management of these ratios, the Company prepares annual budgets, which are updated depending on varying factors such as general market conditions and successful capital deployment. The annual budget is approved by the Board of Directors.

HUSKY ENERGY INC. | Q3 | Management's Discussion and Analysis | 33

6.3        Contractual Obligations, Commitments and Off-Balance Sheet Arrangements
Contractual Obligations and Other Commercial Commitments
In the normal course of business, the Company is obligated to make future payments. These obligations represent contracts and other commitments that are known and non-cancellable. Refer to the Company’s MD&A for the year ended December 31, 2019 under the caption “Liquidity and Capital Resources” which summarizes contractual obligations and other commercial commitments as at December 31, 2019. During the nine months ended September 30, 2020, there were no material changes to the Company's contractual obligations or non-cancellable commitments, except as noted below.
During the nine months ended September 30, 2020, the Company’s unconditional purchase obligations related to the purchase of refined products for Canadian truck transportation and retail networks decreased by $4.8 billion due to declining gasoline and diesel prices, offset by increased pipeline commitments of $441 million due to higher than anticipated construction costs of a third-party pipeline.
Off-Balance Sheet Arrangements
The Company does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, results of operations, liquidity or capital expenditures.
Standby Letters of Credit
On occasion, the Company issues letters of credit in connection with transactions in which the counterparty requires such security.
6.4        Transactions with Related Parties
The Company performs management services as the operator of the assets held by HMLP for which it recovers shared service costs. The Company is also the contractor for HMLP and constructs its assets on a cost recovery basis with certain restrictions. HMLP charges an access fee to the Company for the use of its pipeline systems in performing the Company’s blending business, and the Company also pays for transportation and storage services. These transactions are related party transactions, as the Company has a 35% ownership interest in HMLP and the remaining ownership interests in HMLP belong to Power Assets Holdings Limited and Cheung Kong Infrastructure Holdings Limited, which are affiliates of one of the Company’s principal shareholders. For the three and nine months ended September 30, 2020, the Company charged HMLP $75 million and $208 million, respectively, related to construction and management services. For the three and nine months ended September 30, 2020, the Company had purchases from HMLP of $56 million and $175 million, respectively, related to the use of the pipeline for the Company’s blending, transportation and storage activities. As at September 30, 2020, the Company had $55 million due from HMLP and $16 million due to HMLP.
7.0        Critical Accounting Estimates and Key Judgments
The application of some of the Company’s accounting policies requires subjective judgment about uncertain circumstances. The potential effects of these estimates, as described in the Company’s MD&A for the year ended December 31, 2019, as well as critical areas of judgment have not changed during the current period. The emergence of new information and changed circumstances may result in changes to actual results or changes to estimated amounts that differ materially from current estimates.
In early March 2020, the World Health Organization declared the COVID-19 coronavirus outbreak to be a pandemic. Responses to the spread of COVID-19 have resulted in significant disruption to business operations and a significant increase in economic uncertainty, with more volatile commodity prices and currency exchange rates, and a marked decline in long-term interest rates. Although economies are beginning to re-open, these events are resulting in a challenging economic climate in which it is difficult to reliably estimate the length or severity of these developments and their financial impact. The results of the potential economic downturn and any potential resulting direct and indirect impact to the Company has been considered in management’s estimates described above at the period end; however there could be a further prospective material impact in future periods.

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8.0        Recent Accounting Standards and Changes in Accounting Policies
Recent Accounting Standards
The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.
Changes in Accounting Policies
The condensed interim consolidated financial statements have been prepared, for all periods presented, following the same accounting policies and methods of computation as described in Note 3 to the consolidated financial statements for the fiscal year ended December 31, 2019.
9.0        Outstanding Share Data
Authorized:
•unlimited number of common shares
•unlimited number of preferred shares

Issued and outstanding: October 26, 2020:
•common shares                     1,005,121,738
•cumulative redeemable preferred shares, series 1            10,435,932
•cumulative redeemable preferred shares, series 2             1,564,068
•cumulative redeemable preferred shares, series 3            10,000,000
•cumulative redeemable preferred shares, series 5             8,000,000
•cumulative redeemable preferred shares, series 7             6,000,000
•stock options                        19,222,040
•stock options exercisable                     9,667,953
10.0        Reader Advisories
10.1        Forward-Looking Statements
Certain statements in this document are forward-looking statements and information (collectively, “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this document are forward-looking and not historical facts.
Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “is estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this document include, but are not limited to, references to:
•with respect to the business, operations and results of the Company generally: the Company’s general strategic plans and growth strategies; the Company’s 2020 production and throughput guidance; the Company’s 2020 capital guidance, broken down into Integrated Corridor, Offshore and Corporate; and the Company’s target debt to funds from operations ratio;
•with respect to the Lloyd Heavy Oil Value Chain: the expected timing of production ramp-up to design capacity at Spruce Lake Central; production ramp-up plans in Cold Heavy Oil Production; and the expected timing of completion of construction of storage tanks at the Hardisty Terminal;
•with respect to Oil Sands, the expected timing of a planned turnaround at Plant 1B at the Sunrise Energy Project;
•with respect to Western Canada Production, development activity plans for the balance of 2020;
•with respect to U.S. Refining: anticipated insurance recoveries for property damage associated with the Superior Refinery rebuild; and the expected timing of completion of the Superior Refinery rebuild; and

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•with respect to the Company's Offshore business in Asia Pacific: the expected timing of first gas production and sales from Liuhua 29‑1; the expected impact of the gas sales agreement amendment on cash flow from Liwan 3-1; the expected timing of commencement of drilling and testing at Block 15/33; the expected timing of commencement of gas sales at MDA and MBH; the expected timing of development of the MDK field; and the expected timing of a final investment decision and of the first production of natural gas at the MAC field.
There are numerous uncertainties inherent in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary from production estimates.
Although the Company believes that the expectations reflected by the forward-looking statements presented in this document are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events, including the timing of regulatory approvals, that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources, including third party consultants, suppliers and regulators, among others.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.

The Company’s Annual Information Form for the year ended December 31, 2019, this MD&A and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company's course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.
10.2        Cautionary Note Required by National Instrument 51-101
Unless otherwise noted: (i) projected and historical production volumes disclosed are gross, which represents, as applicable, the total or the Company’s working interest share before deduction of royalties; and (ii) all Husky working interest production volumes disclosed are before deduction of royalties.
The Company uses the term “barrels of oil equivalent” (or “boe”), which is consistent with other oil and gas companies’ disclosures, and is calculated on an energy equivalence basis applicable at the burner tip whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. The term boe is used to express the sum of the total company products in one unit that can be used for comparisons. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is used for consistency with other oil and gas companies but does not represent value equivalency at the wellhead.
10.3    Non-GAAP Measures
Disclosure of non-GAAP Measures
The Company uses measures primarily based on IFRS and also uses some secondary non-GAAP measures. The non-GAAP measures included in this MD&A and related disclosures are funds from operations, operating margin, free cash flow, total debt, debt to capital, debt to trailing funds from operations, refining and marketing margin and sustaining capital. None of these measures is used to enhance the Company’s reported financial performance or position. There are no comparable measures in accordance with IFRS for debt to capital or debt to trailing funds from operations. These are useful complementary measures that are used by management in assessing the Company’s financial performance, efficiency and liquidity, and they may be used by the Company's investors for the same purpose. The non-GAAP measures do not have standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other issuers. They are common in the reports of other companies but may differ by definition and application. All non-GAAP measures used in this MD&A and related disclosures are defined below.

HUSKY ENERGY INC. | Q3 | Management's Discussion and Analysis | 36

Debt to Capital
Debt to capital is a non-GAAP measure and is equal to total debt and certain adjusting items specified in the Company's credit agreement divided by total debt, shareholder's equity and certain adjusting items specified in such credit agreement. Management believes this measure assists management and investors in evaluating the Company’s financial strength.
Debt to Trailing Funds from Operations
Debt to trailing funds from operations is a non-GAAP measure and is equal to total debt divided by the 12-month trailing funds from operations as at September 30, 2020. Trailing funds from operations is equal to cash flow – operating activities excluding change in non-cash working capital annualized using 12-month rolling figures. Management believes this measure assists management and investors in evaluating the Company’s financial strength.
The following table shows the reconciliation of debt to trailing funds from operations for the periods ended September 30, 2020, and December 31, 2019:

Debt to Trailing Funds from Operations
($ millions)	September 30, 2020	December 31, 2019
Total debt	6,402	5,520
Trailing funds from operations	660	3,251
Debt to trailing funds from operations	9.7	1.7
Funds from Operations
Funds from operations is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, “cash flow – operating activities” as determined in accordance with IFRS, as an indicator of financial performance. Funds from operations equals cash flow – operating activities excluding change in non-cash working capital. Management believes that impacts of non-cash working capital items on cash flow – operating activities may reduce comparability between periods, accordingly, funds from operations is presented in the Company’s financial reports to assist management and investors in analyzing operating performance of the Company in the stated period compared to prior periods.
The following table shows the reconciliation of net earnings to funds from operations and related per share amounts for the periods ended:

Reconciliation of Cash Flow	Three months ended
	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31
($ millions)	2020	2020	2020	2019	2019	2019	2019	2018
Net earnings (loss)	(7,081)	(304)	(1,705)	(2,341)	273	370	328	216
Items not affecting cash:
Accretion	27	25	26	27	26	26	27	25
Depletion, depreciation, amortization and impairment	8,636	590	2,074	3,520	703	643	630	662
Inventory write-down to net realizable value	45	(362)	362	15	—	—	—	60
Exploration and evaluation expenses	598	(2)	—	332	—	23	—	22
Deferred income taxes	(2,030)	(137)	(584)	(789)	22	(250)	43	25
Foreign exchange loss (gain)	2	(1)	3	(11)	(1)	(2)	(12)	1
Stock-based compensation expense (recovery)	(3)	8	(18)	(13)	(9)	13	7	(50)
Gain on sale of assets	(9)	(2)	(6)	(3)	(3)	—	(2)	—
Unrealized mark to market loss (gain)	(19)	96	(91)	(13)	4	(4)	57	(16)
Share of equity investment income (loss)	1	10	(10)	5	(19)	(23)	(22)	(16)
Gain on insurance recoveries for damage to property	—	—	—	(194)	(13)	—	—	(253)
Other	1	7	(1)	11	5	5	(9)	2
Settlement of asset retirement obligations	(3)	(3)	(24)	(90)	(73)	(41)	(72)	(65)
Deferred revenue	(34)	(41)	(17)	(14)	(7)	(5)	(16)	(30)
Distribution from joint ventures	17	134	16	27	113	47	—	—
Change in non-cash working capital	(69)	(28)	330	397	(221)	(42)	(414)	730
Cash flow – operating activities	79	(10)	355	866	800	760	545	1,313
Change in non-cash working capital	69	28	(330)	(397)	221	42	414	(730)
Funds from operations	148	18	25	469	1,021	802	959	583
Funds from operations – basic	0.15	0.02	0.02	0.47	1.02	0.80	0.95	0.58
Funds from operations – diluted	0.15	0.02	0.02	0.47	1.02	0.80	0.95	0.58

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Free cash flow
Free cash flow is a non-GAAP measure, which should not be considered an alternative to, or more meaningful than, “cash flow – operating activities” as determined in accordance with IFRS, as an indicator of financial performance. Free cash flow is presented to assist management and investors in analyzing operating performance by the business in the stated period. Free cash flow equals funds from operations less capital expenditures.
Operating margin
Operating margin is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, “revenue, net of royalties” as determined in accordance with IFRS, as an indicator of financial performance. Operating margin is presented to assist management and investors in analyzing operating performance of the Company in the stated period. Operating margin equals revenues net of royalties less purchases of crude oil and products, production, operating and transportation expenses, and selling, general and administrative expenses.
The following table shows the reconciliation of operating margins for the Integrated Corridor and Offshore business segments for the periods indicated:

Operating margin	Three months ended September 30				Nine months ended September 30,
	Integrated Corridor		Offshore		Integrated Corridor		Offshore
($ millions)	2020	2019	2020	2019	2020	2019	2020	2019
Revenues, net of royalties	3,033	4,921	293	371	8,754	14,058	1,018	1,011
Expenses
Purchases of crude oil and products	2,276	3,481	(37)	4	6,964	9,554	(5)	2
Production, operating and transportation expenses	555	641	75	86	1,708	1,981	209	251
Selling, general and administrative expenses	91	93	16	14	308	263	57	44
Operating margin	111	706	239	267	(226)	2,260	757	714
See also Section 4.0 of this MD&A for the reconciliations to the corresponding GAAP measures for reportable segments.
Total debt
Total debt is a non-GAAP measure that equals the sum of long-term debt, long-term debt due within one year and short-term debt. Management believes this measure assists management and investors in evaluating the Company’s financial strength.
The following table shows the reconciliation of total debt for the periods ended September 30, 2020 and December 31, 2019:

Total Debt
($ millions)	September 30, 2020	December 31, 2019
Short-term debt	—	550
Long-term debt due within one year(1)	500	400
Long-term debt	5,902	4,570
Total debt	6,402	5,520
(1)Repaid on October 5, 2020.
Refining and Marketing Margin
Refining and marketing margin is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, “gross revenue” as determined in accordance with IFRS, as an indicator of financial performance. Refining and marketing margin is presented to assist management and investors in analyzing operating performance of the Company in the stated period. Refining and marketing margin equals gross revenue and marketing and other less purchases of crude oil and products.
Sustaining Capital
Sustaining capital is the additional development capital that is required by the business to maintain production and operations at existing levels. Development capital includes the cost to drill, complete, equip and tie-in wells to existing infrastructure. Sustaining capital does not have any standardized meaning and therefore should not be used to make comparisons to similar measures presented by other issuers.

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10.4        Additional Reader Advisories
This MD&A should be read in conjunction with the condensed interim consolidated financial statements and related notes.
Readers are encouraged to refer to the Company’s MD&A for the year ended December 31, 2019, the 2019 consolidated financial statements, the Annual Information Form dated February 27, 2020 filed with Canadian securities regulatory authorities and the 2019 Form 40-F filed with the U.S. Securities and Exchange Commission for additional information relating to the Company. These documents are available at www.sedar.com, at www.sec.gov and at www.huskyenergy.com.
Use of Pronouns and Other Terms Denoting Husky
In this MD&A, the terms “Husky” and the “Company” denote the corporate entity Husky Energy Inc. and its subsidiaries on a consolidated basis.
Standard Comparisons in this Document
Unless otherwise indicated, the discussions in this MD&A with respect to results for the three months ended September 30, 2020 and the nine months ended September 30, 2020 are compared to the results for the three months ended September 30, 2019 and the nine months ended September 30, 2019. Discussions with respect to the Company’s financial position as at September 30, 2020 are compared to its financial position as at December 31, 2019. Amounts presented within this MD&A are unaudited.
Additional Reader Guidance
•The condensed interim consolidated financial statements and comparative financial information included in this MD&A have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the IASB.
•All dollar amounts are in Canadian dollars, unless otherwise indicated.
•Prices are presented before the effect of hedging.
•There have been no changes to the Company’s internal controls over financial reporting (“ICFR”) for the three months ended September 30, 2020 that have materially affected, or are reasonably likely to affect, the Company’s ICFR.

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Terms
Asia Pacific	Includes oil and gas exploration and production activities located offshore China and Indonesia
Atlantic	Includes oil and gas exploration and production activities located offshore Newfoundland and Labrador
Bitumen
Bitumen is a naturally occurring solid or semi-solid hydrocarbon consisting mainly of heavier hydrocarbons, with a viscosity greater than 10,000 millipascal-seconds or 10,000 centipoise measured at the hydrocarbon’s original temperature in the reservoir and at atmospheric pressure on a gas-free basis, and that is not primarily recoverable at economic rates through a well without the implementation of enhanced recovery methods

Capital expenditures	Includes capitalized administrative expenses but does not include asset retirement obligations or capitalized interest
Capital program	Capital expenditures not including capitalized administrative expenses or capitalized interest
Debt to capital	Total debt and certain adjusting items specified in the Company's credit agreement divided by total debt, shareholder's equity and certain adjusting items specified in such credit agreement
Debt to trailing funds from operations	Long-term debt, long-term debt due within one year and short-term debt divided by trailing funds from operations
Diluent	A lighter gravity liquid hydrocarbon, usually condensate or synthetic oil, added to heavy oil and bitumen to facilitate transmissibility of the oil through a pipeline
Feedstock	Raw materials which are processed into petroleum products
Funds from operations	Cash flow - operating activities excluding change in non-cash working capital
Gross/net wells	Gross refers to the total number of wells in which a working interest is owned. Net refers to the sum of the fractional working interests owned by a company
Gross reserves/production	A company’s working interest share of reserves/production before deduction of royalties
Heavy crude oil	Crude oil with a relative density greater than 10 degrees API gravity and less than or equal to 22.3 degrees API gravity
Light crude oil	Crude oil with a relative density greater than 31.1 degrees API gravity
Medium crude oil	Crude oil with a relative density that is greater than 22.3 degrees API gravity and less than or equal to 31.1 degrees API gravity
Net revenue	Gross revenues less royalties
NOVA Inventory Transfer (“NIT”)	Exchange or transfer of title of gas that has been received into the NOVA pipeline system but not yet delivered to a connecting pipeline
Oil sands	Sands and other rock materials that contain crude bitumen and include all other mineral substances in association therewith
Seismic survey
A method by which the physical attributes in the outer rock shell of the earth are determined by measuring, with a seismograph, the rate of transmission of shock waves through the various rock formations

Shareholders’ equity	Common shares, preferred shares, contributed surplus, retained earnings, accumulated other comprehensive income and non-controlling interest
Stratigraphic test well	A geologically directed test well to obtain information. These wells are usually drilled without the intention of being completed for production
Synthetic crude oil	A mixture of hydrocarbons derived by upgrading heavy crude oils, including bitumen, through a process that reduces the carbon content and increases the hydrogen content
Thermal	Use of steam injection into the reservoir in order to enable heavy oil and bitumen to flow to the well bore
Total debt	Long-term debt including long-term debt due within one year and short-term debt
Turnaround	Performance of scheduled plant or facility maintenance requiring the complete or partial shutdown of the plant or facility operations

Units of Measure
bbls	barrels	mboe/day	thousand barrels of oil equivalent per day
bbls/day	barrels per day	mcf	thousand cubic feet
boe	barrels of oil equivalent	mmbbls	million barrels
boe/day	barrels of oil equivalent per day	mmboe	million barrels of oil equivalent
GJ	gigajoule	mmbtu	million British Thermal Units
mbbls	thousand barrels	mmcf	million cubic feet
mbbls/day	thousand barrels per day	mmcf/day	million cubic feet per day
mboe	thousand barrels of oil equivalent

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